UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

ADAMS GOLF, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class Of Securities)

006228-10-0
(CUSIP Number)

Linda Crouch-McCreadie
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
100 Med Tech Parkway, Suite 200
Johnson City, Tennessee 37602
(423) 928 0181
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications)

November 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d l(e),13d l(f) or l3d-l(g), check the following box”☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	SJ Strategic Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,744,441
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,744,441
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,744,441
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.33%
14.	Type of Reporting Person (See Instructions)		OO

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	John M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,744,441
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,744,441
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,744,441
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.33%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joan P. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,744,441
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,744,441
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,744,441
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.33%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Susan Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,744,441
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,744,441
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,744,441
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.33%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	James M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,744,441
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,744,441
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,744,441
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.33%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joseph R. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,755,440
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,755,440
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,755,440
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.38%
14.	Type of Reporting Person (See Instructions)		IN

This Amendment to the Schedule 13D, filed previously on January 30, 2007, and amended May 23, 2007,  relating to the Common Stock  (as defined below) of the Issuer (as defined below) is being filed to report the acquisition of additional shares, as the addition of an individual to the filing group and a change to Item 4(d).

Item 1.   Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, $.001 par value (the "Common Stock") of Adams Golf, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 300 Delaware Avenue, Suite 572, Wilmington, Delaware 19801.

Item 2.   Identity and Background

(a)   Name: This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, husband and wife, Susan Gregory and James M. Gregory and Joseph R. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory. Joseph R. Gregory is a brother of John M. Gregory.

(b)   Residence or business address: The address for SJSI and its members is:

SJ Strategic Investments LLC
340 Martin Luther King, Jr. Blvd., Suite 200
Bristol, TN 37620

The address for Joseph R. Gregory is:
Gregory Management Co., LLC
620 Shelby Street
Bristol, TN 37620

(c)   Present Principal Occupation or Employment: John M. Gregory is the managing member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI.  James M. Gregory is a full time student. Joseph R. Gregory is the managing member of Gregory Management Co., LLC.

(d)    Criminal Conviction: None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Court or Administrative Proceedings: None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship: All individuals are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration:

The securities acquired by SJSI and its members were acquired with working capital of SJSI. The aggregate purchase price of the additional securities acquired by SJSI and its members was approximately $5.2 million. The securities acquired by Joseph R. Gregory were acquired with personal funds. The aggregate purchase price of the additional securities acquired by Joseph R. Gregory was approximately $7.0 million.

Item 4.      Purpose of Transaction

The Reporting Persons have acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Except as described in section (d) below, none of the Reporting Persons has any plan or proposal which relates to or which would result in:

(a)       The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   John M. Gregory and Joseph R. Gregory were appointed to the board of directors of the Issuer on November 6, 2007.  This appointment filled the vacancies in the board of directors that were created as a result of the resignation required by the Reporting Persons in connection with their acquisitions of the Issuer's securities from Royal Holding Company, Inc.  Please see Exhibits 2 and 3 to this Report for more information.

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or  proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)       Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a    registered national securities association;

(i)        A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
The calculations in this Item are based on 24,418,051 shares of Common Stock issued and outstanding as of August 3, 2007 (based on disclosures made by the Issuer in its quarterly report on Form 10-Q filed on August 8, 2007. As of the date hereof, the Reporting Persons beneficially owned 7,499,881 shares or 30.71 percent of the outstanding shares of the outstanding Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

However, the foregoing should not be construed as an admission by SJSI, John M. Gregory, Joan P. Gregory, Susan Gregory or James M. Gregory that, for purposes of Section
13(d) or  13(g) of the Act, they are the beneficial owners of shares held by Joseph R. Gregory.  Similarly, the foregoing should not be considered an admission by Joseph R. Gregory that, for purposes of Section 13(d) or 13(g) of the Act, he is the benefical owner of shares held by the other Reporting Persons.

(b)
SJSI has the sole power to vote or direct the vote of 3,744,441 shares and the sole power to dispose or direct the disposition of 3,744,441 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of the 3,744,441 shares and the sole power to dispose and direct the disposition of 3,744,441 shares. Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI. Joseph R. Gregory has the sole power to vote or direct the vote of 3,755,440 shares and the sole power to dispose or direct the disposition of 3,755,440 shares.

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following transaction, with the purchase having been made for cash.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
November 2, 2007	6,374,511	$1.90

(d)
The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The Reporting Persons do not have any contract, arrangement, understandings, or relationships with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Stock Purchase Agreement by and between Joseph R. Gregory and Royal Holding Company, Inc.

Exhibit 3 - Stock Purchase Agreement by and between SJ Strategic Investments LLC and Royal Holding Company, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2007                                                                                             /s/ John M. Gregory
             John M. Gregory

               /s/ Joan P. Gregory
                                                     Joan P. Gregory

                                               /s/ Susan Gregory
              Susan Gregory

        /s/ James M. Gregory
              James M. Gregory

                                                                  /s/ Joseph R. Gregory
                                                                                                                         Joseph R. Gregory

                                            SJ Strategic Investments LLC

       By: /s/ John M. Gregory
         John M. Gregory
      Its: Managing Member

Exhibit 1

JOINT FILING AGREEMENT

John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory, Joseph R. Gregory and SJ Strategic Investments LLC, a Tennessee limited liability company (the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934.  Each of the Filing Persons agrees that the information set forth in such Schedule  13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry.  Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 2nd day of November, 2007.

/s/  John M. Gregory
                                                                                                                John M. Gregory

/s/ Joan P. Gregory
                                                                                                                Joan P. Gregory

/s/ Susan Gregory
                                                                                                                Susan Gregory

/s/ James M. Gregory
James M. Gregory

/s/ Joseph R. Gregory
                                                                                                                Joseph R. Gregory

SJ Strategic Investments LLC

By: /s/ John M. Gregory
John M. Gregory
Its:  Managing Member

EXHIBIT 2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 2nd day of November, 2007 by and between Joseph R. Gregory (the “Buyer”), and Royal Holding Company, Inc., a Delaware corporation, located at 300 Delaware Avenue, Suite 306, Wilmington, Delaware 19801 (the “Seller”).

Statement of Purpose

The Seller desires to sell to the Buyer, and the Buyer desires to buy from the Seller, 3,669,940 shares of the Common Stock, $.001 par value (the “Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Company”), at a price of $1.90 per share, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the Statement of Purpose and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1           Purchase and Sale of Common Stock.  Subject to the terms and conditions of this Agreement, the Buyer shall pay to the Seller Six Million, Nine Hundred Seventy-Two Thousand, Eight Hundred Eighty-Six and 00/100 Dollars ($6,972,886.00) (the “Purchase Price”), and the Seller shall sell, assign, transfer and deliver to the Buyer 3,669,940 shares of the Seller’s Common Stock, (collectively, the “Shares”) at the Closing (as hereinafter defined).

1.2           Closing.  The closing of the transactions contemplated hereunder (the “Closing”) shall occur simultaneously with the execution of this document (the “Closing Date”) and shall take place at 10:00 a.m., eastern daylight time on the Closing Date.  The Closing shall be held at Gregory Management Co., LLC, 620 Shelby Street, Bristol, Tennessee  37620 on the Closing Date.  At the Closing, the parties hereto will execute and deliver all documents and instruments necessary to effect the transfers provided for herein and to evidence their respective compliance with the provisions of this Agreement.  At the Closing, the Seller shall deliver to the Buyer a stock certificate and, accompanying stock power, for the Shares being purchased.  Buyer hereby acknowledges that stock certificate number AD 1026, with a duly executed stock power, shall be delivered to Buyer and provide for 3,669,940 shares of Common Stock represented thereby of the total 3,682,073 shares of Common Stock represented thereby to be transferred to the Buyer at the Closing.  At the Closing, the Buyer shall deliver the total Purchase Price for such Shares being purchased by wire transfer of immediately available funds to an account designated by the Seller.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer, which representations and warranties will survive Closing, as follows:

2.1           Organization and Qualification.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Seller is duly qualified and in good standing as a foreign corporation in each of the jurisdictions where such qualification is required by law, except where the failure to so qualify would not have a material adverse effect on the Seller.

2.2           Title.  The Seller owns all right, title, and interest in and to the Shares, free and clear of all liens, claims, charges, security interests, options, encumbrances, or restrictions whatsoever, except for restrictions imposed by applicable federal and state securities laws.

2.3           Power and Authority.  The Seller has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by all necessary corporate action by the Seller.  This Agreement has been duly and validly executed and delivered by the Seller, constitutes the legal, valid and binding obligation of the Seller and is enforceable against it in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any agreement to which the Seller is a party or by which the Seller is bound, (ii) violate any provision of law, statute, rule or regulation to which the Seller is subject, (iii) violate any order, judgment or decree applicable to the Seller, (iv) violate any provision of the certificate of incorporation or bylaws of the Seller, as each may be amended, or (v) result in the imposition of any lien, claim, charge, security interest, option, encumbrance, or other restriction on the Shares.

2.4           No Broker’s Fees.  The Seller has not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

2.5           Consents and Approvals.  No consent, approval, authorization of or declaration, filing, registration, or similar action with any third party or any federal, state, county, local, foreign or other governmental, public or regulatory agencies, authorities (including self-regulatory authorities), courts, instrumentalities, commissions, boards or bodies (each, a “Regulatory Authority”) having jurisdiction over the Seller is required in connection with the execution, delivery, and performance by the Seller of this Agreement or the consummation of the transactions contemplated hereby.

2.7           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened against the Seller in respect of the consummation of the transactions contemplated hereby.

2.8           Exemption from Securities Registration.  The sale of the Shares to the Buyer is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

2.9           Disclosure.  Subject to Section 3.3 of this Agreement, no representation or warranty by the Seller contained herein, nor any document furnished or to be furnished to the Buyer by Seller in connection herewith or with the transactions contemplated hereby contains any untrue statement of a material fact.  The Seller acknowledges that both the Seller and the Buyer have received from the Company a draft copy of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller, which representations and warranties will survive Closing, as follows:

3.1           Authorization.  The Buyer is at least 21 years of age, has adequate means of providing for all of his current and foreseeable needs and personal contingencies and has no need for liquidity in this investment.  The Buyer has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Buyer, constitutes the legal, valid and binding obligation of the Buyer and is enforceable against him in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with, violate, or result in a breach or acceleration of any of the terms or provisions of any agreement to which the Buyer is a party or by which the Buyer is bound, (ii) violate any provision of law, statute, rule or regulation to which the Buyer is subject or (iii) violate any order, judgment or decree applicable to the Buyer.

3.2           “Big Boy” Provision.
(a)  The Buyer hereby acknowledges that the Seller may possess material, non-public information about the Company which is not known to the Buyer, including without limitation, information received on a confidential basis (the “Information”), and that Buyer wishes to proceed with the transactions contemplated hereby without disclosure to Buyer of such Information by Seller.  The Buyer also hereby acknowledges and agrees that the Seller shall not have any obligation to disclose any of such Information to the Buyer.

(b) The Buyer further acknowledges, agrees and represents that he has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Seller’s Shares and has independently and without reliance upon either the Seller or its agents made his own analysis and decision to purchase, or cause the purchase of, the Seller’s Shares. The Buyer hereby waives, releases, acquits and forever discharges, to the fullest extent permitted by law, any and all claims and causes of action he has or may have as of the Closing Date against the Seller and/or its respective employees, representatives and agents (collectively, “Related Persons”), relating either directly or indirectly or arising out of Seller not disclosing Information, including, without limitation, any claims of detrimental reliance on such non-disclosure of Information, the financial condition or prospects of the Company or the value of the Shares.

3.3           Exemption from Securities Registration.  The Buyer understands that the Shares are not registered under the Securities Act, the Tennessee Securities Act of 1980, as amended (the “Tennessee Act”), or other applicable state securities laws on the grounds that the sale provided for in this Agreement is exempt from registration under the Securities Act, the Tennessee Act and other applicable state securities laws.  The Buyer is acquiring the Shares for his own account, for investment purposes only, and not with a view towards their distribution within the meaning of Section 2(a)(11) of the Securities Act in any manner that would be in violation of the Securities Act.  The Buyer has had reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about the Company’s business, financial condition, operations and value that the Buyer believes to be relevant to his purchase of the Shares.  The Buyer is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501(a) and is sophisticated and experienced in evaluating the merits and risks involving an investment in the Company’s securities and the particulars of the purchase of the Shares.  The Buyer has the ability to bear the economic risks of his purchase of the Shares and has been able to obtain all information and to ask and receive satisfactory answers to all questions required in making an informed decision regarding his investment from the Company.  The foregoing, however, does not limit or modify the representations and warranties of the Seller in Section 2 of this Agreement or the right of the Buyer to rely thereon.

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3.4           Restrictions on Resale.  The Buyer understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act and applicable state securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act and applicable state securities laws, the Shares must be held indefinitely.

3.5           No Brokers’ Fees.  The Buyer has not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

3.6           Consents and Approvals.  No consent, approval, authorization of or declaration, filing, registration or similar action with any third party or any Regulatory Authority having jurisdiction over the Buyer is required in connection with the execution, delivery, and performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby.

3.7           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened, against the Buyer in respect of the consummation of the transactions contemplated hereby.

ARTICLE IV
ADDITIONAL COVENANT OF THE PARTIES

The Seller and the Buyer hereby covenant to and agree with one another that, subject to the terms and conditions herein provided, each will attempt reasonably and in good faith to take, or cause to be taken, all actions reasonably within their control that are necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

ARTICLE V
CONDITIONS TO THE SELLER’S OBLIGATIONS

The obligation of the Seller to sell the Shares at the Closing shall be subject to the satisfaction (or waiver by the Seller) at or prior to the Closing Date of each of the following conditions:

5.1           Representations and Warranties True at Closing Date.  The Buyer’s representations and warranties contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such date.  The Buyer shall have complied with the covenants and agreements set forth herein to be performed by him on or before the Closing Date.

4

5.2           Purchase Price.  The Buyer shall have tendered payment to the Seller of the Purchase Price for the Shares being purchased.

5.3           Litigation.  No litigation, suit, proceeding, arbitration, or similar action shall be pending or overtly threatened against the Buyer before any court or other Regulatory Authority which, in the reasonable opinion of counsel for the Seller, could result in the restraint or prohibition of any such party, or the obtaining of damages or other relief from any such party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

5.4           Required Approvals and Consents.  All necessary approvals and consents for the transactions provided for hereunder shall have been obtained.

ARTICLE VI
CONDITIONS TO THE BUYER’S OBLIGATIONS

The obligations of the Buyer to be performed hereunder shall be subject to the satisfaction (or waiver by the Buyer) on or before the Closing Date of each of the following conditions:

6.1           Representations and Warranties True at Closing Date.  The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such date. The Seller shall have complied with the covenants and agreements set forth herein to be performed by it on or before the Closing Date.

6.2           Litigation.  No litigation, suit, proceeding, arbitration, or similar action shall be pending or overtly threatened against the Seller before any court or other Regulatory Authority which, in the reasonable opinion of counsel for the Buyer, could result in the restraint or prohibition of any such party, or the obtaining of damages or other relief from any such party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

6.3           No Claim Regarding Ownership of Shares.  There shall not have been made or threatened by any person any claim asserting that such person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any of the Shares, or any other voting, equity, or ownership interest in the Shares, or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

6.4           Required Approvals and Consents.  All necessary approvals and consents for the transactions provided for hereunder shall have been obtained.

6.5           Absence of Bankruptcy.  There shall be no bankruptcy proceeding, or proceeding for the appointment of a receiver, trustee or custodian, pending with respect to the Seller or the Company.

6.6           Delivery of Shares.  The Seller shall have delivered the Shares to the Buyer, and accompanying duly executed stock power, in form and substance reasonably satisfactory to the Buyer and its legal counsel.

6.7           Board Resignations.  The Seller shall have delivered to the Company, and shall have provided copies to the Buyer of, letters of resignation of Paul F. Brown, Jr. and Stephen R. Patchin representing their resignations from the Company’s board of directors and any committees thereof, contemporaneously with the Closing.

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ARTICLE VII
INDEMNIFICATION

7.1           Indemnification.
(a)           Except as otherwise provided, Seller agrees to indemnify and reimburse the Buyer, its successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Buyer Protected Parties”) for any and all liabilities, damages (including fines, penalties and civil or criminal judgments or settlements), costs (including court costs) and expenses (including reasonable attorneys’ fees and disbursements) (collectively, “Loss” or “Losses”) incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Seller in this Agreement .

(b)           The Buyer agrees to indemnify and reimburse the Seller, its successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Seller Protected Parties", and together with the Buyer Protected Parties, the "Protected Parties”) for any and all Losses incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Buyer in this Agreement.

7.2           Notice of Claim.  A Protected Party shall promptly notify the Seller or Buyer, as applicable, in writing of any claim for recovery, specifying in reasonable detail the nature and date of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom.  The Protected Party shall provide to the Seller or Buyer, as applicable, as promptly as practicable thereafter information and documentation reasonably requested by the Seller or Buyer, as applicable, to support and verify the claim asserted, provided that the failure to give such prompt notice shall not affect the Seller's or Buyer's, as applicable, obligation to indemnify a Protected Party absent a showing of actual prejudice to the Seller or Buyer, as applicable.  The Seller and Buyer, as applicable, shall promptly and fully reimburse the Protected Party to the fullest extent of the Loss following receipt of such claim, but in no event more than thirty (30) days from the receipt thereof, time being of the essence.

ARTICLE VIII
MISCELLANEOUS

8.1           Notices.  Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

if to the Seller to:                                  Paul F. Brown, Jr.
Vice President-Finance
Royal Oil & Gas Corporation
P.O. Box 809
One Indian Springs Road
Indiana, PA  15701

With copies to:

Thomas M. Thompson
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA  15219-1410

if to the Buyer to:                                Michael S. McKinney
General Counsel
Gregory Management Co., LLC
620 Shelby Street
Bristol,  TN  37620

or at such other address for a party as shall be specified by like notice.  Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it or he is directed upon actual receipt by such party (or its agent for notices hereunder).

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8.2           Further Cooperation.  From and after the Closing, the parties will each take all such action and deliver all such documents as shall be reasonably necessary or appropriate to confirm and vest title to the Shares in the Buyer and otherwise to enable the Buyer to enjoy the benefits contemplated by this Agreement.

8.3           Entire Agreement.  This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

8.4           Waiver.  Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

8.5           Expenses.  The Seller and the Buyer shall each pay all costs and expenses incurred by it or him or on its or his behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.

8.6           Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to its conflicts of law principles.

8.7           Attorneys’ Fees.  In the event a party fails to perform, does not fully perform or otherwise breaches its obligations under this Agreement, the breaching party shall pay the reasonable attorneys’ fees, costs and expenses of the non-breaching party resulting from such breach or failure.

8.8           No Third-Party Beneficiaries.  With the exception of the parties to this Agreement, there shall exist no right of any person other than the Company to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

8.9           Successors and Assigns.  The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.  Neither the Seller nor the Buyer may assign its or his rights, duties or obligations hereunder or any part thereof to any other person or entity without the prior written consent of the other party hereto.

8.10         Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

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8.11           Headings.  The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

8.12          Construction.  Words of inclusion shall not be construed as terms of limitation herein, so that references to “included” matters shall be regarded as nonexclusive, noncharacterizing illustrations.  The parties hereto acknowledge and agree that (i) each party hereto and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its revision, (ii) the normal rule of construction, to the effect that any ambiguities are resolved against the drafting party, shall not be employed in the interpretation of it, and (iii) the terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

8.13         References.  Whenever reference is made in this Agreement to any Article or Section, such reference shall be deemed to apply to the specified Article or Section of this Agreement.

8.14         Counterparts; Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.  Facsimile copies of signatures hereto or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto) shall be deemed as effective as originals.

[signatures on following page]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by as of the day and year first above written.

“SELLER” ROYAL HOLDING COMPANY, INC. By: /s/ Paul F. Brown, Jr. Name: Paul F. Brown, Jr. Title: Vice President of Finance/Treasurer	“BUYER” /s/_Joseph R. Gregory________________ Joseph R. Gregory

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Exhibit 3

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 2nd day of November, 2007 by and between SJ Strategic Investments, LLC, a Tennessee limited liability company, located at 340 Martin Luther King, Jr. Boulevard, Suite 200, Bristol, Tennessee 37620 (the “Buyer”), and Royal Holding Company, Inc., a Delaware corporation, located at 300 Delaware Avenue, Suite 306, Wilmington, Delaware 19801 (the “Seller”).

Statement of Purpose

The Seller desires to sell to the Buyer, and the Buyer desires to buy from the Seller, 2,704,571 shares of the Common Stock, $.001 par value (the “Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Company”), at a price of $1.90 per share, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the Statement of Purpose and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1           Purchase and Sale of Common Stock.  Subject to the terms and conditions of this Agreement, the Buyer shall pay to the Seller Five Million, One Hundred Thirty-Eight Thousand, Six Hundred Eighty-Four and 90/100 Dollars ($5,138,684.90) (the “Purchase Price”), and the Seller shall sell, assign, transfer and deliver to the Buyer 2,704,571 shares of the Seller’s Common Stock (collectively, the “Shares”) at the Closing (as hereinafter defined).

1.2           Closing.  The closing of the transactions contemplated hereunder (the “Closing”) shall occur simultaneously with the execution of this document (the “Closing Date”) and shall take place at 10:00 a.m., eastern daylight time on the Closing Date.  The Closing shall be held at Gregory Management Co., LLC, 620 Shelby Street, Bristol, Tennessee  37620 on the Closing Date.  At the Closing, the parties hereto will execute and deliver all documents and instruments necessary to effect the transfers provided for herein and to evidence their respective compliance with the provisions of this Agreement.  At the Closing, the Seller shall deliver to the Buyer stock certificates, and accompanying stock powers, for the Shares being purchased.  With respect to stock certificate number AD 1026, Buyer hereby acknowledges that the related stock power shall provide 12,133 shares of Common Stock represented thereby of the total 3,682,073 shares of Common Stock represented thereby to be transferred to Buyer at Closing.  With respect to stock certificate number AD 1130, Buyer hereby acknowledges that the related stock power shall provide 2,692,438 shares of Common Stock represented thereby to be transferred to Buyer at Closing.  At the Closing, the Buyer shall deliver the total Purchase Price for such Shares being purchased by wire transfer of immediately available funds to an account designated by the Seller.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer, which representations and warranties will survive Closing, as follows:

2.1           Organization and Qualification.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Seller is duly qualified and in good standing as a foreign corporation in each of the jurisdictions where such qualification is required by law, except where the failure to so qualify would not have a material adverse effect on the Seller.

2.2           Title.  The Seller owns all right, title, and interest in and to the Shares, free and clear of all liens, claims, charges, security interests, options, encumbrances, or restrictions whatsoever, except for restrictions imposed by applicable federal and state securities laws.

2.3           Power and Authority.  The Seller has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by all necessary corporate action by the Seller.  This Agreement has been duly and validly executed and delivered by the Seller, constitutes the legal, valid and binding obligation of the Seller and is enforceable against it in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any agreement to which the Seller is a party or by which the Seller is bound, (ii) violate any provision of law, statute, rule or regulation to which the Seller is subject, (iii) violate any order, judgment or decree applicable to the Seller, (iv) violate any provision of the certificate of incorporation or bylaws of the Seller, as each may be amended, or (v) result in the imposition of any lien, claim, charge, security interest, option, encumbrance, or other restriction on the Shares.

2.4           No Broker’s Fees.  The Seller has not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

2.5           Consents and Approvals.  No consent, approval, authorization of or declaration, filing, registration, or similar action with any third party or any federal, state, county, local, foreign or other governmental, public or regulatory agencies, authorities (including self-regulatory authorities), courts, instrumentalities, commissions, boards or bodies (each, a “Regulatory Authority”) having jurisdiction over the Seller is required in connection with the execution, delivery, and performance by the Seller of this Agreement or the consummation of the transactions contemplated hereby.

2.7           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened against the Seller in respect of the consummation of the transactions contemplated hereby.

2.8           Exemption from Securities Registration.  The sale of the Shares to the Buyer is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

2.9           Disclosure.  Subject to Section 3.3 of this Agreement, no representation or warranty by the Seller contained herein, nor any document furnished or to be furnished to the Buyer by Seller in connection herewith or with the transactions contemplated hereby contains any untrue statement of a material fact.  The Seller acknowledges that both the Seller and the Buyer have received from the Company a draft copy of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller, which representations and warranties will survive Closing, as follows:

3.1           Organization and Qualification.  The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Tennessee.  The Buyer is duly qualified and in good standing as a foreign corporation in each of the jurisdictions where such qualification is required by law, except where the failure to so qualify would not have a material adverse effect on the Buyer.

3.2           Power and Authority.  The Buyer has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by all necessary limited liability company action by the Buyer.  This Agreement has been duly and validly executed and delivered by the Buyer, constitutes the legal, valid and binding obligation of the Buyer and is enforceable against it in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with, violate, or result in a breach or acceleration of any of the terms or provisions of any agreement to which the Buyer is a party or by which the Buyer is bound, (ii) violate any provision of law, statute, rule or regulation to which the Buyer is subject, (iii) violate any order, judgment or decree applicable to the Buyer, or (iv) violate any provision of the articles or organization or limited liability company agreement of the Buyer, as each may be amended.

3.3           “Big Boy” Provision.
(a)  The Buyer hereby acknowledges that the Seller may possess material, non-public information about the Company which is not known to the Buyer, including without limitation, information received on a confidential basis (the “Information”), and that Buyer wishes to proceed with the transactions contemplated hereby without disclosure to Buyer of such Information by Seller.  The Buyer also hereby acknowledges and agrees that the Seller shall not have any obligation to disclose any of such Information to the Buyer.

(b) The Buyer further acknowledges, agrees and represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Seller’s Shares and has independently and without reliance upon either the Seller or its agents made its own analysis and decision to purchase, or cause the purchase of, the Seller’s Shares. The Buyer hereby waives, releases, acquits and forever discharges, to the fullest extent permitted by law, any and all claims and causes of action it has or may have as of the Closing Date against the Seller and/or its respective employees, representatives and agents (collectively, “Related Persons”), relating either directly or indirectly or arising out of Seller not disclosing Information, including, without limitation, any claims of detrimental reliance on such non-disclosure of Information, the financial condition or prospects of the Company or the value of the Shares.

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3.4           Exemption from Securities Registration.  The Buyer understands that the Shares are not registered under the Securities Act, the Tennessee Securities Act of 1980, as amended (the “Tennessee Act”), or other applicable state securities laws on the grounds that the sale provided for in this Agreement is exempt from registration under the Securities Act, the Tennessee Act and other applicable state securities laws.  The Buyer is acquiring the Shares for its own account, for investment purposes only, and not with a view towards their distribution within the meaning of Section 2(a)(11) of the Securities Act in any manner that would be in violation of the Securities Act.  The Buyer has had reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about the Company’s business, financial condition, operations and value that the Buyer believes to be relevant to its purchase of the Shares.  The Buyer is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501(a) and is sophisticated and experienced in evaluating the merits and risks involving an investment in the Company’s securities and the particulars of the purchase of the Shares.  The Buyer has the ability to bear the economic risks of its purchase of the Shares and has been able to obtain all information and to ask and receive satisfactory answers to all questions required in making an informed decision regarding its investment from the Company.  The foregoing, however, does not limit or modify the representations and warranties of the Seller in Section 2 of this Agreement or the right of the Buyer to rely thereon.

3.5           Restrictions on Resale.  The Buyer understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act and applicable state securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act and applicable state securities laws, the Shares must be held indefinitely.

3.6           No Brokers’ Fees.  The Buyer has not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

3.7           Consents and Approvals.  No consent, approval, authorization of or declaration, filing, registration or similar action with any third party or any Regulatory Authority having jurisdiction over the Buyer is required in connection with the execution, delivery, and performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby.

3.8           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened, against the Buyer in respect of the consummation of the transactions contemplated hereby.

ARTICLE IV
ADDITIONAL COVENANT OF THE PARTIES

The Seller and the Buyer hereby covenant to and agree with one another that, subject to the terms and conditions herein provided, each will attempt reasonably and in good faith to take, or cause to be taken, all actions reasonably within their control that are necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

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ARTICLE V
CONDITIONS TO THE SELLER’S OBLIGATIONS

The obligation of the Seller to sell the Shares at the Closing shall be subject to the satisfaction (or waiver by the Seller) at or prior to the Closing Date of each of the following conditions:

5.1           Representations and Warranties True at Closing Date.  The Buyer’s representations and warranties contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such date.  The Buyer shall have complied with the covenants and agreements set forth herein to be performed by it on or before the Closing Date.

5.2           Purchase Price.  The Buyer shall have tendered payment to the Seller of the Purchase Price for the Shares being purchased.

5.3           Litigation.  No litigation, suit, proceeding, arbitration, or similar action shall be pending or overtly threatened against the Buyer before any court or other Regulatory Authority which, in the reasonable opinion of counsel for the Seller, could result in the restraint or prohibition of any such party, or the obtaining of damages or other relief from any such party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

5.4           Required Approvals and Consents.  All necessary approvals and consents for the transactions provided for hereunder shall have been obtained.

ARTICLE VI
CONDITIONS TO THE BUYER’S OBLIGATIONS

The obligations of the Buyer to be performed hereunder shall be subject to the satisfaction (or waiver by the Buyer) on or before the Closing Date of each of the following conditions:

6.1           Representations and Warranties True at Closing Date.  The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such date. The Seller shall have complied with the covenants and agreements set forth herein to be performed by it on or before the Closing Date.

6.2           Litigation.  No litigation, suit, proceeding, arbitration, or similar action shall be pending or overtly threatened against the Seller before any court or other Regulatory Authority which, in the reasonable opinion of counsel for the Buyer, could result in the restraint or prohibition of any such party, or the obtaining of damages or other relief from any such party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

6.3           No Claim Regarding Ownership of Shares.  There shall not have been made or threatened by any person any claim asserting that such person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any of the Shares, or any other voting, equity, or ownership interest in the Shares, or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

6.4           Required Approvals and Consents.  All necessary approvals and consents for the transactions provided for hereunder shall have been obtained.

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6.5           Absence of Bankruptcy.  There shall be no bankruptcy proceeding, or proceeding for the appointment of a receiver, trustee or custodian, pending with respect to the Seller or the Company.

6.6           Delivery of Shares.  The Seller shall have delivered the Shares to the Buyer, endorsed in blank or accompanied by duly executed assignment documents in form and substance reasonably satisfactory to the Buyer and its legal counsel.

6.7           Board Resignations.  The Seller shall have delivered to the Company, and shall have provided copies to the Buyer of, letters of resignation of Paul F. Brown, Jr. and Stephen R. Patchin representing their resignations from the Company’s board of directors and any committees thereof, contemporaneously with the Closing.

ARTICLE VII
INDEMNIFICATION

7.1           Indemnification.
(a)           Except as otherwise provided, Seller agrees to indemnify and reimburse the Buyer, its successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Buyer Protected Parties”) for any and all liabilities, damages (including fines, penalties and civil or criminal judgments or settlements), costs (including court costs) and expenses (including reasonable attorneys’ fees and disbursements) (collectively, “Loss” or “Losses”) incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Seller in this Agreement.

(b)           The Buyer agrees to indemnify and reimburse the Seller, its successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Seller Protected Parties", and together with the Buyer Protected Parties, the "Protected Parties”) for any and all Losses incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Buyer in this Agreement.

7.2           Notice of Claim.  A Protected Party shall promptly notify the Seller or Buyer, as applicable, in writing of any claim for recovery, specifying in reasonable detail the nature and date of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom.  The Protected Party shall provide to the Seller or Buyer, as applicable, as promptly as practicable thereafter information and documentation reasonably requested by the Seller or Buyer, as applicable, to support and verify the claim asserted, provided that the failure to give such prompt notice shall not affect the Seller's or Buyer's, as applicable, obligation to indemnify a Protected Party absent a showing of actual prejudice to the Seller or Buyer, as applicable.  The Seller and Buyer, as applicable, shall promptly and fully reimburse the Protected Party to the fullest extent of the Loss following receipt of such claim, but in no event more than thirty (30) days from the receipt thereof, time being of the essence.

ARTICLE VIII
MISCELLANEOUS

8.1           Notices.  Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

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if to the Seller to:                                  Paul F. Brown, Jr.
Vice President-Finance
Royal Oil & Gas Corporation
P.O. Box 809
One Indian Springs Road
Indiana, PA  15701

With copies to:

Thomas M. Thompson
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA  15219-1410

if to the Buyer to:                                     SJ Strategic Investments LLC
                                                                    Attn:  Mark M. Manno, Esq.
                                                                    340 Martin Luther King, Jr. Boulevard
                                                                    Suite 200
                                                                    Bristol, Tennessee  37620

or at such other address for a party as shall be specified by like notice.  Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party (or its agent for notices hereunder).

8.2           Further Cooperation.  From and after the Closing, the parties will each take all such action and deliver all such documents as shall be reasonably necessary or appropriate to confirm and vest title to the Shares in the Buyer and otherwise to enable the Buyer to enjoy the benefits contemplated by this Agreement.

8.3           Entire Agreement.  This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

8.4           Waiver.  Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

8.5           Expenses.  The Seller and the Buyer shall each pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.

8.6           Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to its conflicts of law principles.

8.7           Attorneys’ Fees.  In the event a party fails to perform, does not fully perform or otherwise breaches its obligations under this Agreement, the breaching party shall pay the reasonable attorneys’ fees, costs and expenses of the non-breaching party resulting from such breach or failure.

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8.8           No Third-Party Beneficiaries.  With the exception of the parties to this Agreement, there shall exist no right of any person other than the Company to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

8.9           Successors and Assigns.  The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.  Neither the Seller nor the Buyer may assign its rights, duties or obligations hereunder or any part thereof to any other person or entity without the prior written consent of the other party hereto.

8.10         Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

8.11         Headings.  The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

8.12          Construction.  Words of inclusion shall not be construed as terms of limitation herein, so that references to “included” matters shall be regarded as nonexclusive, noncharacterizing illustrations.  The parties hereto acknowledge and agree that (i) each party hereto and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its revision, (ii) the normal rule of construction, to the effect that any ambiguities are resolved against the drafting party, shall not be employed in the interpretation of it, and (iii) the terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

8.13         References.  Whenever reference is made in this Agreement to any Article or Section, such reference shall be deemed to apply to the specified Article or Section of this Agreement.

8.14         Counterparts; Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.  Facsimile copies of signatures hereto or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto) shall be deemed as effective as originals.

[signatures on following page]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an authorized representative as of the day and year first above written.

“SELLER” ROYAL HOLDING COMPANY, INC. By: /s/ Paul F. Brown, Jr. Name: Paul F. Brown, Jr. Title: Vice President of Finance/Treasurer	“BUYER” SJ STRATEGIC INVESTMENTS LLC By: /s/ John M. Gregory Name: John M. Gregory Title: Managing Member

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